

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2015

Via E-mail
Jonathan M.N. Rigby
President and Chief Executive Officer
SteadyMed Therapeutics, Inc.
2410 Camino Ramon
San Ramon, California 94583

> **Re: SteadyMed Ltd.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted December 24, 2014**
> **CIK No. 0001619087**

Dear Mr. Rigby:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Cover Page

1. We note your response to prior comment 1. Please revise your disclosure to also include the legend on the page containing the first graphic, in which you state that you "are a specialty pharmaceutical company focused on the development and commercialization of therapeutic product candidates."

Prospectus Summary
Company Overview, page 1

2. We note your response to prior comment 2. Please revise the table on pages 2 and 76 to remove the column labeled "Next Steps."

Use of Proceeds, page 50

3. We note your response to prior comment 3 and associated revisions to your registration statement. However, if the company has specific purposes in mind for the use of proceeds, Item 504 of Regulation S-K requires disclosure of the approximate amount intended to be used for each such purpose. Accordingly, please disclose the amount of proceeds that you anticipate contributing to each of your AHPA product candidates and the related research and development activities, including clinical trials. In this regard, please disclose how far in the clinical development process you expect the proceeds from this offering will enable you to proceed for each of those product candidates by indication. You should disclose whether you expect the applicable proceeds will be sufficient to fully fund each clinical trial or state what aspects of such trials you will be able to accomplish using the applicable proceeds.

    You may, as necessary, provide additional disclosure that advises investors of the particular factors and assumptions that form the basis of your estimate, any uncertainty surrounding these amounts and the reasons that the actual use of proceeds could vary.

Management, page 105

4. Please update your executive and director compensation disclosure to include the registrant's last completed fiscal year. You should continue to provide 2013 executive compensation information in your Summary Compensation Table. Please refer to Instruction 1 to Item 402(c) of Regulation S-K.

    You may contact Sasha Parikh at (202) 551-3627 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Jones at (202) 551-3786 or me at (202) 551-3715 with any other questions.


Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director


cc: James C. Kitch
        Michael E. Tenta
        Cooley LLP
        3175 Hanover Street
        Palo Alto, CA 94304